Exhibit 2(e)

                              THE JAPAN FUND, INC.

                            Amendment to the By-Laws


      On October 25, 1996, the Board of Directors of The Japan Fund, Inc. adopted the following resolutions amending the By-Laws of the Fund:

                  RESOLVED, that, pursuant to the provision of Article VIII of the Fund's By-Laws, the first sentence of Article I Section 2, and Article III, Section 2 of the Fund's By-Laws is hereby amended to read as follows (additions underlined, deletions struck out):

                           Section 2 Special Meetings. Special meetings of
                  stockholders may be held for any purpose or purposes, at any place within the United States as determined by the Board of Directors when called by the Chairman of the Board or the President or the Secretary or by the Board of Directors, and shall be called by the Secretary upon receipt of the request in writing signed by the holders of shares entitled to not less than 25% 50% of all the votes entitled to be cast at such meeting, provided that (a) such request shall state the purpose or purposes of such meetings and the matters proposed to be acted on and (b) the stockholders requesting such meeting shall have paid to the Corporation the reasonably estimated cost of preparing and mailing the notice thereof, which the Secretary shall determine and specify to such stockholders.

                           Section 2. Other Committees. The Board of Directors,
                  by the affirmative vote of a majority of the entire Board, may appoint other committees which shall in each case consist of such number of members (not less than two) who need not be members of the Board of Directors and shall have and may exercise such powers as the Board may determine in the resolution appointing them. A majority of all members of any such committee may determine its action and fix the time and place of its meetings, unless the Board of Directors shall otherwise provide. The Board of Directors, by the affirmative vote of a majority of the entire Board, shall have power at any time to change the members and powers of any such committee, to fill vacancies, and to discharge any such committee. If the Board of Directors has given general authorization for the issuance of stock with such authorization providing for or establishing a method or procedure for determining the maximum number of shares to be issued, a committee of the Board, in accordance with that general authorization, or any stock option or other plan or program adopted by the Board, may authorize or fix the terms

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                  of stock subject to classification or reclassification and the terms on which any stock may be issued, including all terms and conditions required or permitted to be established or authorized by the Board of Directors under Article V of these By-Laws.